EXHIBIT 109


                                     PIRELLI

                                  PRESS RELEASE
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Milan, 11 February 2007 - Pirelli & C. S.p.A., with regard to the indiscretions reported by certain press organs, confirms the existence of talks with financial and industrial subjects, including the company Telefonica, relative to the possibility of the sale of a stake in Olimpia that would not affect the maintenance of the majority held by the current shareholders.

At present, in any case, there are no accords or agreements, and certainly not with regard to the stake to be sold or the price. Pirelli, while reiterating the strategic nature of its stake in Olimpia and, via this latter, in Telecom Italia, emphasizes that any transaction will be inspired by the best pursuit of the interests of the shareholders of Olimpia, of Telecom Italia, and of their respective shareholders.

Pirelli underlines, finally, its intention to maintain strongly in Italian hands the majority of Olimpia.



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